

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 4, 2010

<u>Via Facsimile and U.S. Mail</u>

Sanford S. Wadler, Esq.
General Counsel and Secretary
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 94547

> **Re:** **Bio-Rad Laboratories, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-7928**

Dear Mr. Wadler:

We have reviewed your letter dated May 19, 2010 regarding the above filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report on Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 11. Executive Compensation, page 68</u>

1. We note your response to comment 1. Please confirm that you will disclose in future filings the substance of your response as it relates to how the board considers diversity.

2.   Regarding your response to comment 3, please significantly expand your analysis to demonstrate clearly how disclosure of the performance goals you use to establish compensation is likely to cause substantial competitive harm. Avoid conclusory statements. Alternatively, please confirm that you will disclose your targets in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 if you have any questions.

                        Sincerely,

                        Daniel Morris
                        Special Counsel